[GRAPHIC OMITTED] Acergy

PRESS RELEASE

                Acergy S.A. announces Jean Cahuzac's commencement as Chief Executive Officer and certain share related awards

London,  England - April 14, 2008 - Acergy S.A. (the "Company") (NASDAQ
GS: ACGY; Oslo Stock Exchange: ACY), today confirms Jean P. Cahuzac's commencement as Chief Executive Officer, and announces details of his share related awards.

Mr. Cahuzac takes full day to day executive responsibility for Acergy with effect from April 14, 2008.

Upon his arrival Mr. Cahuzac has been granted certain share related awards aligning his remuneration arrangements with those of shareholders.

Mr. Cahuzac has been awarded 20,000 shares under the Restricted Shares Plan. Such shares will ordinarily be released to him on April 14, 2011.

Under the standard terms of the existing 2003 Stock Option Plan Mr. Cahuzac has been awarded 100,000 options, subject to shareholder approval of the Board's proposal at the 2008 Annual General Meeting to increase the number of shares in the 2003 Stock Option Plan. The strike price for the option awards is $24.20 per share, being the closing price on NASDAQ GS on April 11, 2008.

As a result of the above awards Jean Cahuzac holds the following shares and options over shares:
                                                  Options     Total     Owned
                                                  Awarded   Options    Shares
                                                  -------   -------   -------
Jean Cahuzac         Chief Executive Officer      100,000   100,000    20,000 *

*  Includes shares awarded under the Restricted Shares Plan.

This message is submitted on behalf of the Company and Mr Cahuzac as a primary insider.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************

Contact:
Karen Menzel
Tel: +44 (0) 20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the expected size of equity compensation awards to be awarded and the timing thereof. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.